Exhibit 99.1

Jiuzi Holdings, Inc. Enters into Strategic Cooperation with Leading Chinese Car Dealer, Shuke

HANGZHOU, China, June 22, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that it has entered into strategic cooperation (the “Agreement”) with Zhejiang Shuke Automobile Service Co. Ltd. (“Shuke”), a leading car dealer in China. The cooperation will be operated by its newly established subsidiary Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Jiuyao”).

According to the Agreement, Jiuyao is granted a non-exclusive right to engage in the sales of Shuke electric-vehicle (EV) cars, Shuke’s car-hailing business, and financial products. Jiuyao plans to purchase 200 standard and customized models of Shuke EVs between 2022 and 2023. Shuke is prepared to provide about a financial credit line of up to 100 million yuan to Jiuyao based on Jiuyao’s financing needs. Jiuyao will be able to sell Shuke’s EVs directly to end users on car-hailing platforms such as T3 Mobility, Didi Chuxing, Huolala, Jiuzi Haoche, and Zhongche Chuxing, among others, according to the Agreement.

Based in Zhejiang province’s capital Hangzhou city, Shuke is mainly engaged in minibus rental, auto parts trading and services, sales of EVs and other car-related after-sale services. Shuke’s core management team also has extensive experience in banking and micro-lending and Shuke has a connection with a network of professional financial and investment institutions, operating as a service platform that links online to offline services, with a focus on the nationwide automotive aftermarket sector, according to the Agreement.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “We are delighted to announce major cooperation with Shuke for our recently launched new energy vehicles procurement platform Jiuyao. Shuke’s brand, service network, and its distribution ability are being recognized by well-known automakers and vehicle trading companies. We would anticipate fruitful returns from our cooperation with Shuke in the following year.”

About Zhejiang Shuke Automobile Service Co. Ltd.

Founded in 2020 with a registered capital of 10 million yuan, Shuke is mainly engaged in minibus rental, auto parts and services, sales of EVs and other car-related aftersale services in China. Shuke now operates in five cities including Ningbo, Jinhua, Taizhou, Huzhou and Shanghai and plans to set up subsidiaries in four other cities in China within the year.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com
Phone:+86 139 0121 0656